UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NPS PHARMACEUTICALS, INC.
 (Name of Subject Company (issuer))

NPS PHARMACEUTICALS, INC. (ISSUER)
 (Name of Filing Person (identifying status as offeror, issuer or other person))

3.0% Convertible Notes due 2008
(Title of Class of Securities)

62936PAB9 and 62936PAA1
(CUSIP Numbers of Class of Securities)

Val R. Antczak
Senior Vice President, Legal Affairs and General Counsel
NPS Pharmaceuticals, Inc.
300 Interpace Parkway, Building B
Parsippany, NJ 07054
(800) 730-3644
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copy to:
William Greason, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee

$171,800,000	$5,274.26

(*)

Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $171,800,000 principal amount of NPS Pharmaceuticals, Inc.’s 3.0% Convertible Notes due 2008. The amount of the filing fee, $30.70 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by NPS Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to purchase for cash any and all of the Company’s 3.0% Convertible Notes due 2008 (the “Notes”) upon the terms and subject to the conditions contained in the Offer to Purchase dated September 6, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Purchase constitutes the “Offer”). The Notes were issued by the Company on June 17, 2003 pursuant to an Indenture, dated as of June 17, 2003, between the Company and U.S. Bank National Association, as Trustee (the “Indenture”).

          This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

           The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference in response to this Item 1.

Item 2.	Subject Company Information.

          a. Name and address. The issuer of the Notes that are subject to the Offer is NPS Pharmaceuticals, Inc., a Delaware corporation. Its principal executive offices are located at 300 Interpace Parkway, Building B, Parsippany, NJ 07054. Its telephone number is (800) 730-3644.  The issuer will be moving its executive offices to 550 Hills Drive, Bedminster, NJ 07921  at the end of September 2007.

          b. Securities. The subject class of securities is the 3.0% Convertible Notes due 2008 of the Company. As of the date of this Schedule TO, there was outstanding $171.8 million aggregate principal amount of the Notes.

          c. Trading Market and Price. The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. However, there is no established trading market for the Notes. The information set forth in the Offer to Purchase under the caption “Market Price Information” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

           The Company is the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

          The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The address for each such person is: c/o NPS Pharmaceuticals, Inc., 300 Interpace Parkway, Building B, Parsippany, NJ 07054 and the telephone number for each such person is: (800) 730-3644.

Name	Office

N. Anthony Coles	CEO, President and Director
Peter G. Tombros	Lead Director of the Board
Michael W. Bonney	Director
James G. Groninger	Director
Donald E. Kuhla	Director
Rachel R. Selisker	Director
Calvin R. Stiller	Director
Val R. Antczak	SVP, Legal Affairs, General Counsel, and Secretary
Juergen Lasowski	SVP, Corporate Development
Gerard J. Michel	Chief Financial Officer
Francois Nader	Chief Operating Officer

Item 4.	Terms of the Transaction.

          a. Material terms. The information set forth in the Offer to Purchase, most specifically under the sections captioned “Terms of the Offer,” “Certain Significant Considerations” and “Material United States Federal Income Tax Consequences,” is incorporated herein by reference.

          b. Purchases. Notes will not be purchased from any officer, director or other affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

           Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve its securities:

     (a) Indenture, dated June 17, 2003, by and between NPS Pharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 10-Q (No. 000-23272) filed August 12, 2003 and incorporated herein by reference).

     (b) Registration Rights Agreement, dated June 17, 2003, by and between NPS Pharmaceuticals, Inc., Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as Initial Purchasers (previously filed as Exhibit 4.2 to the Company’s Form 10-Q (No. 000-23272) filed August 12, 2003 and incorporated herein by reference).

          Descriptions of the material provisions of the foregoing agreements are incorporated herein by reference to “Description of Notes” on pages 18 through 29 of the Company’s Form S-3 (No. 333-108612) filed September 8, 2003.

     (c) Composite Indenture, dated as of December 22, 2004, by and between Cinacalcet Royalty Sub LLC, a wholly-owned subsidiary of Registrant, and U.S. National Bank Association, incorporating the amendments provided for in the Supplemental Indenture dated as of February 2, 2005, between the same parties (the “Indenture”) (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed February 7, 2005 and incorporated herein by reference).

(d) Second Supplemental Indenture dated as of October 20, 2006 to the Indenture (previously filed as Exhibit 4.1 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(e) Third Supplemental Indenture dated as of July 9, 2007 to the Indenture (previously filed as Exhibit 4.2 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(f) Fourth Supplemental Indenture dated as of August 1, 2007 to the Indenture (previously filed as Exhibit 4.3 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(g) Fifth Supplemental Indenture dated as of August 7, 2007 to the Indenture (previously filed as Exhibit 4.4 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

     (h) Securities Purchase Agreement dated as of August 7, 2007 among NPS Pharmaceuticals, Inc. (the “Issuer”) and Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Long Bias Offshore Fund, Ltd. and Atlas Master Fund (collectively, the “Investors”) (previously filed as Exhibit 4.5 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(i) Form of Note issued pursuant to the Securities Purchase Agreement (previously filed as Exhibit 4.6 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

Description of the material provisions of the notes issued under the Composite Indenture on December 22, 2004 is incorporated herein by reference to the Company’s Form 8-K filed December 23, 2004.

          Description of the material provisions of the notes issued under the Composite Indenture on August 7, 2007 and the description of the material provisions of the notes issued under the Securities Purchase Agreement are incorporated herein by reference to the Company’s Form 8-K filed August 7, 2007.

     (j) Rights Agreement, dated as of December 4, 1996, between the Company and American Stock Transfer & Trust, Inc. (previously filed as Exhibit 4.1 to the Company’s Form 8-K Current Report filed December 19, 1996 and incorporated herein by reference).

     (k) First Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form 8-A12G/A filed December 31, 2001 and incorporated herein by reference).

     (l) Second Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated February 19, 2003 (previously filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A12G/A filed February 21, 2003 and incorporated herein by reference).

Descriptions of the material provisions of the Rights Agreement are incorporated herein by reference to the Company’s Form 8-K filed with the Securities and Exchange Commission on December 19, 1996.

The foregoing agreements, arrangements and understandings, as well as descriptions of the material provisions of such, are attached hereto as Exhibits (d)(1) through (d)(17) and incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plan or Proposals.

          a. Purposes. The information set forth in the Offer to Purchase, most specifically under the sections captioned “Summary Term Sheet — Why is NPS Making the Offer?” and “Purpose of the Offer,” is incorporated herein by reference.

          b. Use of Securities Acquired. The Company will deliver all Notes purchased by the Company in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.

          c. Plans. Except for the Offer and as set forth below, the Company is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7.	Source and Amount of Funds or Other Consideration.

          a. Source of Funds. The information set forth in the Offer to Purchase, most specifically under the section captioned “Source and Amount of Funds,” is incorporated herein by reference.

          b. Conditions. The information set forth in the Offer to Purchase, most specifically under the section captioned “Terms of the Offer-Conditions to the Offer,” is incorporated herein by reference.

          d. Borrowed Funds. The information set forth in the Offer to Purchase, most specifically under the section captioned “Source and Amount of Funds,” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

          a. Securities ownership. None of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority-owned subsidiaries of such persons, beneficially owns any of the subject securities.

          b. Securities transactions. On August 10, 2007, the Company purchased $10.25 million principal amount of the subject securities in a privately negotiated transaction at a price of $965 per $1,000 principal amount, plus accrued interest, for a total price of $9,942,500.00.  On August 14, 2007, the Company purchased $9.95 million principal amount of the subject securities in a privately negotiated transaction at a price of $965 per $1,000 principal amount, plus accrued interest, for a total price of $9,653,158.33.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.

          a. Solicitations or Recommendations. The information set forth in the Offer to Purchase, most specifically under the section captioned “The Dealer Managers, Depositary and Information Agent,” is incorporated herein by reference.

Item 10.	Financial Statements.

          a. Financial Information. The Company does not believe financial statements are material because: (i) the consideration offered consists solely of cash; (ii) the Offer is not subject to any financing condition; (iii) the Company is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR; and (iv) the Offer is for all outstanding securities of the subject class.

          b. Pro Forma Information. Not applicable.

Item 11.	Additional Information.

           None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 6, 2007.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated September 6, 2007.

(b)	None.

(d)(1)

Indenture, dated June 17, 2003, by and between NPS Pharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 10-Q filed August 12, 2003 and incorporated herein by reference.

(d)(2)

Registration Rights Agreement, dated June 17, 2003, by and between NPS Pharmaceuticals, Inc., Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as Initial Purchasers (previously filed as Exhibit 4.2 to the Company’s Form 10-Q filed August 12, 2003 and incorporated herein by reference).

(d)(3)	Description of Notes (previously filed as pages 18 through 29 of the Company’s Form S-3 (No. 333-108612) filed September 8, 2003 and incorporated herein by reference).

(d)(4)

Composite Indenture, dated as of December 22, 2004, by and between Cinacalcet Royalty Sub LLC, a wholly-owned subsidiary of Registrant, and U.S. National Bank Association, incorporating the amendments provided for in the Supplemental Indenture dated as of February 2, 2005, between the same parties (the “Indenture”) (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed February 7, 2005 and incorporated herein by reference).

(d)(5)	Second Supplemental Indenture dated as of October 20, 2006 to the Indenture (previously filed as Exhibit 4.1 to the Company’s Form 8-K August 31, 2007 and incorporated herein by reference).

(d)(6)	Third Supplemental Indenture dated as of July 9, 2007 to the Indenture (previously filed as Exhibit 4.2 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(7)	Fourth Supplemental Indenture dated as of August 1, 2007 to the Indenture (previously filed as Exhibit 4.3 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(8)	Fifth Supplemental Indenture dated as of August 7, 2007 to the Indenture (previously filed as Exhibit 4.4 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(9)

Securities Purchase Agreement dated as of August 7, 2007 among NPS Pharmaceuticals, Inc. (the “Issuer”) and Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Long Bias Offshore Fund, Ltd. and Atlas Master Fund (collectively, the “Investors”) (previously filed as Exhibit 4.5 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(10)	Form of Note issued pursuant to the Securities Purchase Agreement (previously filed as Exhibit 4.6 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(11)

Registration Rights Agreement dated as of August 7, 2007 among the Issuer and the parties named therein (previously filed as Exhibit 4.7 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(12)	Description of the notes issued under the Composite Indenture on December 22, 2004 (previously filed in the Company’s Form 8-K filed December 23, 2004 and incorporated herein by reference).

(d)(13)

Description of the notes issued under the Composite Indenture on August 7, 2007 and the description of the notes issued under the Securities Purchase Agreement (previously filed in the Company’s Form 8-K filed August 7, 2007 and incorporated herein by reference).

(d)(14)

Rights Agreement, dated as of December 4, 1996, between the Company and American Stock Transfer & Trust, Inc. (previously filed as Exhibit 4.1 to the Company’s Form 8-K Current filed December 19, 1996 and incorporated herein by reference)

(d)(15)

First Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof. (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form 8-A12G/A filed December 31, 2001 and incorporated herein by reference).

(d)(16)

Second Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated February 19, 2003 (previously filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A12G/A filed February 21, 2003 and incorporated herein by reference).

(d)(17)	Descriptions of the material provisions of the Rights Agreement (previously filed in the Company’s Form 8-K filed December 19, 1996 and incorporated herein by reference).

(g)	None.

(h)	None.

Item 13.	Information required by Schedule 13E-3.

          Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NPS PHARMACEUTICALS, INC.

	By:	/s/ Gerard J. Michel

	Name:	Gerard J. Michel
	Title:	Chief Financial Officer
Dated: September 6, 2007

Exhibit Index

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 6, 2007.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release, dated September 6, 2007.

(b)	None.

(d)(1)

Indenture, dated June 17, 2003, by and between NPS Pharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (previously filed as Exhibit 4.1 to the Company’s Form 10-Q filed August 12, 2003 and incorporated herein by reference.

(d)(2)

Registration Rights Agreement, dated June 17, 2003, by and between NPS Pharmaceuticals, Inc., Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., as Initial Purchasers (previously filed as Exhibit 4.2 to the Company’s Form 10-Q filed August 12, 2003 and incorporated herein by reference).

(d)(3)	Description of Notes (previously filed as pages 18 through 29 of the Company’s Form S-3 (No. 333-108612) filed September 8, 2003 and incorporated herein by reference).

(d)(4)

Composite Indenture, dated as of December 22, 2004, by and between Cinacalcet Royalty Sub LLC, a wholly-owned subsidiary of Registrant, and U.S. National Bank Association, incorporating the amendments provided for in the Supplemental Indenture dated as of February 2, 2005, between the same parties (the “Indenture”) (previously filed as Exhibit 10.1 to the Company’s Form 8-K filed February 7, 2005 and incorporated herein by reference).

(d)(5)	Second Supplemental Indenture dated as of October 20, 2006 to the Indenture (previously filed as Exhibit 4.1 to the Company’s Form 8-K August 31, 2007 and incorporated herein by reference).

(d)(6)	Third Supplemental Indenture dated as of July 9, 2007 to the Indenture (previously filed as Exhibit 4.2 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(7)	Fourth Supplemental Indenture dated as of August 1, 2007 to the Indenture (previously filed as Exhibit 4.3 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(8)	Fifth Supplemental Indenture dated as of August 7, 2007 to the Indenture (previously filed as Exhibit 4.4 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(9)

Securities Purchase Agreement dated as of August 7, 2007 among NPS Pharmaceuticals, Inc. (the “Issuer”) and Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Long Bias Offshore Fund, Ltd. and Atlas Master Fund (collectively, the “Investors”) (previously filed as Exhibit 4.5 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(10)	Form of Note issued pursuant to the Securities Purchase Agreement (previously filed as Exhibit 4.6 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(11)

Registration Rights Agreement dated as of August 7, 2007 among the Issuer and the parties named therein (previously filed as Exhibit 4.7 to the Company’s Form 8-K filed August 31, 2007 and incorporated herein by reference).

(d)(12)	Description of the notes issued under the Composite Indenture on December 22, 2004 (previously filed in the Company’s Form 8-K filed December 23, 2004 and incorporated herein by reference).

(d)(13)

Description of the notes issued under the Composite Indenture on August 7, 2007 and the description of the notes issued under the Securities Purchase Agreement (previously filed in the Company’s Form 8-K filed August 7, 2007 and incorporated herein by reference).

(d)(14)

Rights Agreement, dated as of December 4, 1996, between the Company and American Stock Transfer & Trust, Inc. (previously filed as Exhibit 4.1 to the Company’s Form 8-K Current filed December 19, 1996 and incorporated herein by reference)

(d)(15)

First Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof. (previously filed as Exhibit 4.2 to the Company’s Registration Statement on Form 8-A12G/A filed December 31, 2001 and incorporated herein by reference).

(d)(16)

Second Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated February 19, 2003 (previously filed as Exhibit 4.3 to the Company’s Registration Statement on Form 8-A12G/A filed February 21, 2003 and incorporated herein by reference).

(d)(17)	Descriptions of the material provisions of the Rights Agreement (previously filed in the Company’s Form 8-K filed December 19, 1996 and incorporated herein by reference).

(g)	None.

(h)	None.